UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934
For the month of July 2009
Commission File Number 001-16139
Wipro Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Karnataka, India
(Jurisdiction of incorporation or organization)
Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India +91-80-2844-0011
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
     Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Yes ☐    No ☑
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Yes ☐   No ☑
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
     We hereby furnish the Commission with copies of the following information concerning our public disclosures regarding our results of operations for the quarter ended June 30, 2009. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.
     On July 22, 2009, we announced our results of operations for the three months ended June 30, 2009. We issued press releases announcing our results under IFRS and Indian GAAP, copies of which are attached to this Form 6-K as Item 1 and Item 2.
     On July 22, 2009, we held a press conference to announce our results. The presentation made by the registrant at the press conference is attached to this Form 6-K as Item 3.
     We placed advertisements in certain Indian newspapers concerning our results of operations for the three months ended June 30, 2009 under Indian GAAP. A copy of the form of this advertisement is attached to this Form 6-K as Item 4.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.
Wipro Limited
/s/ Suresh C. Senapaty
Suresh C. Senapaty
Chief Financial Officer & Director
Dated: July 27, 2009

INDEX TO EXHIBITS

Item
1.	IFRS Press Release

2.	Indian GAAP Press Release

3.	Presentation made by the Company at the Press Conference on July 22, 2009

4.	Form of Advertisement Placed in Indian Newspapers